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                                                                    EXHIBIT 99.1

                    CERTAIN BUSINESS RISKS AND UNCERTAINTIES

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also affect our business. If any of the risks described below actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

OUR OPERATING RESULTS AND MARGINS MAY FLUCTUATE SIGNIFICANTLY.

Although we have had significant revenue and earnings growth in recent years, we may not be able to sustain such growth or maintain our margins, and we may experience significant fluctuations in our revenue, earnings and margins in the future. Our operating results and margins may vary significantly in the future due to many factors, including the following:

         - our ability to develop, manufacture and deliver products in a timely and cost-effective manner;
         - variations in the amount of usable product produced during manufacturing (our "yield");
         - our ability to improve yields and reduce costs in order to allow lower product pricing without margin reductions;
         - our ability to expand our production capacity for our new LED products;
         - our ability to produce higher brightness and more efficient LED products that satisfy customer design requirements;
         -        demand for our products and our customers' products;
         -        declining average sales prices for our products;
         -        changes in the mix of products we sell; and
         - changes in manufacturing capacity and variations in the utilization of that capacity.

These or other factors could adversely affect our future operating results and margins. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.

IF WE EXPERIENCE POOR PRODUCTION YIELDS, OUR MARGINS COULD DECLINE AND OUR OPERATING RESULTS MAY SUFFER.

Our silicon carbide (SiC) material products and our LED and RF device products are manufactured using technologies that are highly complex. We manufacture our SiC wafer products from bulk SiC crystals, and we use these SiC wafers to manufacture our LED products and SiC-based RF power semiconductors. Our UltraRF subsidiary manufactures its RF power semiconductors on silicon wafers purchased from others. During manufacturing, each wafer is processed to contain numerous "die," which are the individual semiconductor devices, and the RF power devices are further processed by incorporating them into a package for sale as a packaged component. The number of usable crystals, wafers, die and packaged components that result from our production processes can fluctuate as a result of many factors, including but not limited to the following:

         -        impurities in the materials used;
         -        contamination of the manufacturing environment;


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         -        equipment failure, power outages or variations in the
                  manufacturing process;
         -        losses from broken wafers or other human error; and
         -        defects in packaging.

We refer to the proportion of usable product produced at each manufacturing step relative to the gross number that could be constructed from the materials used as our manufacturing "yield." Because many of our manufacturing costs are fixed, if our yields decrease our margins could decline and our operating results would be adversely affected. In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In some instances, we also offer products for future delivery at prices based on planned yield improvements. Reduced yields or failure to achieve planned yield improvements could significantly affect our future margins and operating results.

OUR BUSINESS AND OUR ABILITY TO PRODUCE OUR PRODUCTS MAY BE IMPAIRED BY CLAIMS WE INFRINGE INTELLECTUAL PROPERTY OF OTHERS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to:

         -        pay substantial damages;
         -        indemnify our customers;
         - stop the manufacture, use and sale of products found to be infringing;
         -        discontinue the use of processes found to be infringing;
         - expend significant resources to develop non-infringing products and processes; and/or
         -        obtain a license to use third party technology.

Where we consider it necessary or desirable, we may seek licenses under patents or other intellectual property rights. However, we cannot be certain that licenses will be available or that we would find the terms of licenses offered acceptable or commercially reasonable. Failure to obtain a necessary license could cause us to incur substantial liabilities and costs and to suspend the manufacture of products. In addition, if adverse results in litigation made it necessary for us to seek a license or to develop non-infringing products or processes, there is no assurance we would be successful in developing such products or processes or in negotiating licenses upon reasonable terms or at all. Our results of operations, financial condition and business could be harmed if such problems were not resolved in a timely manner.

Our distributor in Japan is presently a party to patent litigation in Japan, brought by Nichia Corporation, in which the plaintiff claims that certain of our LED products infringe two Japanese patents it owns. The complaints in the proceedings seek injunctive relief that would prohibit our distributor from further sales of these products in Japan. An adverse result in these cases would impair our ability to sell both our standard brightness and high brightness LED products in Japan and could cause customers not to purchase other LED products from us. Subject to contractual limitations, we have an obligation to indemnify our distributor for patent infringement claims.


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We have also initiated patent infringement litigation in the United States against Nichia Corporation and one of its subsidiaries, asserting patent infringement with respect to certain Nichia nitride semiconductor products, including laser diode products. Nichia has responded with counterclaims alleging, among other things, patent infringement claims against us based on four U.S. patents directed to nitride semiconductor technology and trade secret misappropriation and related claims against us and a former Nichia researcher who is now employed by of one of our subsidiaries on a part-time basis. An adverse result under Nichia's counterclaims would impair our ability to sell our LED products and could include a substantial damage award against us.

We believe the claims asserted against our products in the Japanese cases and the counterclaims asserted by the defendants in the U.S. case are without merit, and we intend to vigorously defend against the charges. However, we cannot be certain that we will be successful, and litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. If all of these cases were decided against us, the result would have a material adverse effect on our operations and financial condition.

THERE ARE LIMITATIONS ON OUR ABILITY TO PROTECT OUR BUSINESS THROUGH INTELLECTUAL PROPERTY RIGHTS.

Our intellectual property position is based in part on patents owned by us and patents exclusively licensed to us by N.C. State and others. The licensed patents include patents relating to the SiC crystal growth process that is central to our SiC materials and device business. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that patents will be issued on such applications or that our existing or future patents will not be successfully contested. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights, but there is no assurance that we will be successful in any such litigation. Moreover, litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations.

IF WE ARE UNABLE TO PRODUCE ADEQUATE QUANTITIES OF OUR HIGH BRIGHTNESS AND ULTRA BRIGHT LEDs WITH IMPROVED YIELDS, OUR OPERATING RESULTS MAY SUFFER.

We believe that higher volume production and lower production costs for our high brightness and ultra bright blue and green LEDs will be important to our future operating results. We must reduce costs of these products to avoid margin reductions from the lower selling prices we may


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offer to meet the competition and prior contractual commitments. Achieving greater volumes and lower costs requires improved manufacturing yields for these products. In addition, in the case of our ultra bright LED products, we only recently begun manufacturing these products in volume and may encounter delays and manufacturing difficulties as we ramp up our capacity to make these products. Failure to produce adequate quantities and improve the yields of our high brightness and ultra bright LED products could have a material adverse effect on our business, results of operations and financial condition.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS BASED ON OUR CORE SIC TECHNOLOGY.

Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner, and we must secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include high power RF and microwave devices, power devices, blue laser diodes, high temperature devices and higher brightness LED products. The successful development and introduction of these products depends on a number of factors, including the following:

         - achievement of technology breakthroughs required to make commercially viable devices;
         - the accuracy of our predictions of market requirements and evolving standards;
         -        acceptance of our new product designs;
         -        the availability of qualified development personnel;
         -        our timely completion of product designs and development;
         - our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales;
         - our customers' ability to develop applications incorporating our products; and
         -        acceptance of our customers' products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.

WE RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PART OF OUR REVENUES.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect that trend to continue. For example, for fiscal 2000 our top five customers accounted for 82% of our total revenue. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

WE FACE CHALLENGES RELATING TO EXPANSION OF OUR PRODUCTION AND MANUFACTURING FACILITY.In order to increase production at our new facility, we must add critical new equipment, move existing equipment and complete the construction and upfit of buildings. Expansion activities such as these are subject to a number of risks, including


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unforeseen environmental or engineering problems relating to existing or new facilities or unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products, and delays in bringing production equipment on-line. These and other risks may affect the construction of new facilities, which could adversely affect our business, results of operations and financial condition.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

The markets for our LED and RF power semiconductor products are highly competitive. Our competitors currently sell LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce and similar in brightness to our newest ultra bright LED products. In addition, new firms have begun offering or announced plans to offer blue and green LEDs. In the RF power semiconductor field, both the products manufactured by our UltraRF subsidiary and our SiC-based RF devices compete with products offered by substantially larger competitors. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so. We also expect significant competition for products we are currently developing, such as near ultraviolet LEDs targeted for the solid state white lighting market.

We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

WE FACE SIGNIFICANT CHALLENGES MANAGING OUR GROWTH.

We have experienced a period of significant growth that has strained our management and other resources. We have grown from 188 employees on December 31, 1996 to 680 employees on June 25, 2000 and from revenues of $44.0 million for the fiscal year ended June 28, 1998 to $108.6 million for the fiscal year ended June 25, 2000. In December 2000, we added another 139 employees in connection with our acquisition of the assets of the UltraRF business from Spectrian Corporation. To manage our growth effectively, we must continue to:

         -        implement and improve operation systems;
         - maintain adequate manufacturing facilities and equipment to meet customer demand;
         -        add experienced senior level managers; and
         - attract and retain qualified people with experience in engineering, design and technical marketing support.

We will spend substantial amounts of money in supporting our growth and may incur additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ENCOUNTER PROBLEMS TRANSITIONING PRODUCTION TO A LARGER WAFER SIZE.


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We currently plan to begin gradually shifting production of some products from two-inch wafers to three-inch wafers in fiscal 2002. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business, particularly on our ability to sell some of our RF and power products at a competitive price. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

WE RELY ON A FEW KEY SUPPLIERS.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

IF GOVERNMENT AGENCIES OR OTHER CUSTOMERS DISCONTINUE THEIR FUNDING FOR OUR RESEARCH AND DEVELOPMENT OF SIC TECHNOLOGY, OUR BUSINESS MAY SUFFER.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business; results of operations and financial condition could be adversely affected.

IF OUR PRODUCTS FAIL TO PERFORM OR MEET CUSTOMER REQUIREMENTS, WE COULD INCUR SIGNIFICANT ADDITIONAL COSTS.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases our products may contain undetected defects that only become evident after shipment. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

         -        lose revenue;
         - incur increased costs such as warranty expense and costs associated with customer support;
         - experience delays, cancellations or rescheduling of orders for our products; or
         -        experience increased product returns.

WE ARE SUBJECT TO RISKS FROM INTERNATIONAL SALES.


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Sales to customers located outside the U.S. accounted for about 69%, 59% and 58%
of our revenue in fiscal 2000, 1999 and 1998, respectively. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trends in use of the Euro, trading restrictions, tariffs, trade barriers and taxes. Also, U.S. Government or military export restrictions could limit or prohibit sales to customers in certain countries because of their uses in military or surveillance applications. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

IF WE FAIL TO INTEGRATE ACQUISITIONS SUCCESSFULLY, OUR BUSINESS WILL BE HARMED.

We completed two strategic acquisitions during calendar year 2000. We will continue to evaluate strategic opportunities available to us and we may pursue other product, technology or business acquisitions. Such acquisitions can present many types of risks, including the following:

         - we may fail to successfully integrate the operations and personnel of newly acquired companies with our existing business;
         - we may experience difficulties integrating our financial and operating systems;
         - our ongoing business may be disrupted or receive insufficient management attention;
         - we may not cost effectively and rapidly incorporate acquired technology;
         - we may not be able to recognize cost savings or other financial benefits we anticipated;
         - acquired businesses may fail to meet our performance expectations;
         -        we may lose key employees of acquired businesses;
         - we may not be able to retain the existing customers of newly acquired operations;
         - our corporate culture may clash with that of the acquired businesses; and
         - we may incur undiscovered liabilities associated with acquired businesses that are not covered by indemnification we may obtain from the seller.

We may not successfully address these risks or other problems that arise from our recent or future acquisitions. In addition, in connection with future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur debt and we may be required to amortize expenses related to intangible assets that may negatively affect our results of operations.